Exhibit 99.1

LightInTheBox Reports Third Quarter 2019 Financial Results

Beijing, China, December 10, 2019 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•                               Total revenues regained significant growth momentum increasing 34.6% year-over-year to $59.9 million.

•                               Gross margin improved to 42.3% from 15.1% in the same quarter of 2018.

•                               Net income was $10.0 million, compared with a net loss of $17.8 million in the same quarter of 2018.

•                               Adjusted EBITDA1 improved significantly, increasing to earnings of $0.5 million, compared with a loss of $17.3 million in the same quarter of 2018.

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “Our results this quarter are a strong reflection of the significant progress we have made since we began implementing our strategy to turn the business around last year. I am pleased to report that we are beginning to see the tangible benefits of the changes we have been making to improve operational efficiency, product optimization, and cost controls which resulted in our first quarter of GAAP profitability since 2014. In particular, our focus on improving product optimization, driving customer engagement and expanding our market scale have been critical to the success we have seen so far. Adjusted EBITDA was also positive for the second consecutive quarter, increasing to earnings of $0.5 million from a loss of $17.3 million during the same period last year, which I believe demonstrates the growth trajectory we are on. We remain focused on executing our strategy to generate sustainable long-term growth and are very encouraged by our improvements to date. We will continue to implement our strategies in order to maintain the trend of improvement.”

Third Quarter 2019 Financial Results

Total revenues increased by 34.6% year-over-year to $59.9 million from $44.5 million in the same quarter of 2018. Revenues generated from product sales were $58.1 million, compared with $42.9 million in the same quarter of 2018. Revenues from service and others were $1.8 million, compared with $1.6 million in the same quarter of 2018.

The number of orders for product sales was 1.4 million in the third quarter of 2019, compared with 0.8 million in the same quarter of 2018. The number of customers for product sales was 0.8 million for the third quarter of 2019, compared with 0.7 million in the same quarter of 2018.

Revenues generated from product sales in the apparel category were $20.3 million in the third quarter of 2019, compared with $14.4 million in the same quarter of 2018. As a percentage of product sales, apparel revenues accounted for 34.9% in the third quarter of 2019, compared with 33.6% in the same quarter of 2018. Revenues generated from product sales from other general merchandise were $37.8 million in the third quarter of 2019.

Total cost of revenues was $34.6 million in the third quarter of 2019, compared with $37.8 million in the same quarter of 2018. Cost for product sales was $33.8 million in the third quarter of 2019, compared with $36.3 million in the same quarter of 2018. Cost for service and others was $0.8 million in the third quarter of 2019, compared with $1.4 million in the same quarter of 2018.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

Gross profit in the third quarter of 2019 was $25.3 million, compared with $6.7 million in the same quarter of 2018. Gross margin was 42.3% in the third quarter of 2019, compared with 15.1% in the same quarter of 2018. The increase in gross margin was a result of our continuous efforts to drive revenues from categories with high margin.

Total operating expenses in the third quarter of 2019 were $25.7 million, compared with $24.8 million in the same quarter of 2018.

•                                Fulfillment expenses in the third quarter of 2019 were $6.8 million, compared with $3.4 million in the same quarter of 2018. As a percentage of total revenues, fulfillment expenses were 11.3% in the third quarter of 2019, compared to 7.6% in the same quarter of 2018 and 8.4% in the second quarter of 2019.

•                                Selling and marketing expenses in the third quarter of 2019 were $12.4 million, compared with $11.3 million in the same quarter of 2018. As a percentage of total revenues, selling and marketing expenses were 20.8% for the third quarter of 2019, compared to 25.4% in the same quarter of 2018 and 19.8% in the second quarter of 2019.

•                                G&A expenses in the third quarter of 2019 were $1.6 million, compared with $7.5 million in the same quarter of 2018. As a percentage of total revenues, G&A expenses were 2.6% for the third  quarter of 2019, compared with 16.9% in the same quarter of 2018 and 11.0% in the second quarter of 2019.

•                                R&D expenses in the third quarter of 2019 were $4.9 million, compared with $2.5 million in the same quarter of 2018. As a percentage of total revenues, R&D expenses represented 8.2% for the third quarter of 2019, compared with 5.7% in the same quarter of 2018 and 7.1% in the second quarter of 2019.

Loss from operations was $0.4 million in the third quarter of 2019, compared with $18.1 million in the same quarter of 2018.

Net income was $10.0 million in the third quarter of 2019, compared with a net loss of $17.8 million in the same quarter of 2018. The net income as a result of the change in fair value of the convertible promissory notes associated with the acquisition of Ezbuy in the third quarter of 2019 was $10.3 million.

Net income per American Depository Share (“ADS”) was $0.15 in the third quarter of 2019, compared with net loss per ADS of $0.27 in the same quarter of 2018. Each ADS represents two ordinary shares. The diluted net loss per ADS in the third quarter of 2019 was $0.00 and $0.27 in the same quarter of 2018.

In the third quarter of 2019, the Company’s basic weighted average number of ADSs used in computing the income per ADS was 67,347,087, and 111,788,645 ADSs in diluted weighted average number.

Adjusted EBITDA, which represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $0.5 million of earning in the third quarter of 2019,compared with $17.3 million of loss in the same quarter of 2018.

As of September 30, 2019, the Company had cash and cash equivalents and restricted cash of $29.7 million, compared with $29.4 million as of June 30, 2019.

Business Outlook

For the fourth quarter of 2019, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $71 million and $75 million.

Change in Fair Value of Convertible Promissory Notes Associated with the Acquisition of Ezbuy

The Company entered into a share purchase agreement (“SPA”) on November 8, 2018 to acquire Ezbuy in the form of non-interest bearing one-year convertible promissory notes. This SPA took effect on December 10, 2018 when LITB’s closing stock price was $0.64. LITB’s closing stock price on December 31, 2018 and September 30, 2019 was $1.22 and $1.20, respectively. The Company adopted Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible promissory notes. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation include risk-free rate of interest and expected stock price volatility in the conversion period. The Company recorded a non-cash net income arising from change in fair value of the convertible promissory notes of $10.3 million in the third quarter of 2019.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on December 10, 2019 to discuss its financial results and operating performance for the third quarter of 2019. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

Mainland China: 400-620-8038

International:  +65-6713-5090

Passcode: 8998868

A telephone replay will be available two hours after the conclusion of the conference call through December 17, 2019. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International:  +61-2-8199-0299

Passcode: 8998868

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and  similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
ASSETS
Current Assets
Cash and cash equivalents	38,808	29,054
Restricted cash	994	642
Accounts receivable, net of allowance for doubtful accounts	1,463	1,721
Amounts due from related parties	—	4,113
Inventories	8,481	6,584
Prepaid expenses and other current assets	5,811	4,920
Total current assets	55,557	47,034
Property and equipment, net	3,652	2,936
Intangible assets, net	9,890	8,973
Goodwill	28,169	28,169
Operating lease right-of-use assets, net	—	6,923
Long-term rental deposits	1,131	913
Long-term investments	5,188	2,798
TOTAL ASSETS	103,587	97,746

LIABILITIES AND DEFICIT
Current Liabilities
Accounts payable	12,941	12,640
Amounts due to related parties	4,953	—
Convertible promissory notes	51,922	53,517
Advance from customers	17,732	17,185
Current operating lease liabilities	—	3,124
Income tax payable	26	147
Accrued expenses and other current liabilities	22,662	25,326
Total current liabilities	110,236	111,939

Non-current operating lease liabilities	—	3,757
Non-current finance lease liabilities	1,156	900
TOTAL LIABILITIES	111,392	116,596

DEFICIT
Ordinary shares	11	11
Additional paid-in capital	239,269	240,530
Treasury shares, at cost	(27,261)	(27,261)
Accumulated other comprehensive loss	(932)	(1,812)
Accumulated deficit	(218,887)	(230,279)
Non-controlling interests	(5)	(39)
TOTAL DEFICIT	(7,805)	(18,850)
TOTAL LIABILITIES AND DEFICIT	103,587	97,746

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
Revenues
Product sales	42,910	58,139	160,942	165,039
Services and others	1,593	1,752	9,058	3,867
Total revenues	44,503	59,891	170,000	168,906
Cost of revenues
Product sales	(36,336)	(33,790)	(120,386)	(100,193)
Services and others	(1,442)	(794)	(8,330)	(1,313)
Total cost of revenues	(37,778)	(34,584)	(128,716)	(101,506)
Gross profit	6,725	25,307	41,284	67,400
Operating expenses
Fulfillment	(3,400)	(6,763)	(11,580)	(16,934)
Selling and marketing	(11,316)	(12,440)	(38,712)	(33,232)
General and administrative	(7,541)	(1,559)	(18,415)	(15,734)
Research and development	(2,546)	(4,915)	(8,382)	(13,223)
Total operating expenses	(24,803)	(25,677)	(77,089)	(79,123)
Loss from operations	(18,078)	(370)	(35,805)	(11,723)
Exchange loss on offshore bank accounts	20	—	(23)	—
Interest income	205	49	432	246
Interest expense	—	(13)	—	(51)
Change in fair value of convertible promissory notes	—	10,347	—	(1,595)
Total other income / (loss)	225	10,383	409	(1,400)
Income/(loss) before income taxes and gain from equity method investment	(17,853)	10,013	(35,396)	(13,123)
Income tax expense	(3)	(19)	(6)	(439)
Gain/(loss) from equity method investment	46	(20)	197	2,136
Net income/( loss)	(17,810)	9,974	(35,205)	(11,426)
Less: Net income/(loss) attributable to non-controlling interests		(138)	—	(34)
Net income/( loss) attributable to LightInTheBox Holding Co., Ltd.	(17,810)	10,112	(35,205)	(11,392)

Weighted average numbers of shares used in calculating income/(loss) per ordinary share
—Basic	133,278,934	134,694,173	134,070,694	134,586,488
—Diluted	133,278,934	223,577,289	134,070,694	134,586,488

Net income/( loss) per ordinary share
—Basic	(0.13)	0.08	(0.26)	(0.08)
—Diluted	(0.13)	(0.00)	(0.26)	(0.08)

Net income/( loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.27)	0.15	(0.53)	(0.17)
—Diluted	(0.27)	(0.00)	(0.53)	(0.17)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019

Net income/(loss)	(17,810)	9,974	(35,205)	(11,426)

Less: Interest income	205	49	432	246
Interest expense	—	(13)	—	(51)
Income tax expense	(3)	(19)	(6)	(439)
Depreciation and amortization	(133)	(598)	(438)	(1,860)
EBITDA	(17,879)	10,555	(35,193)	(9,322)

Less: Share-based compensation	(532)	(305)	(1,551)	(1,261)
Change in fair value of convertible promissory notes	—	10,347	—	(1,595)
Adjusted EBITDA*	(17,347)	513	(33,642)	(6,466)

* Adjusted EBITDA represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.